

10031872



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legent Clearing LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9300 Underwood Avenue; Suite 400
(No. and Street)

Omaha	NE	68114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Brant +1 402 384 6145
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 S Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Brant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legent Clearing LLC, as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


SHIRLEY A. COVILLE
General Notary
State of Nebraska
My Commission Expires Oct 2, 2010

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ Independent Auditors' Report.
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Member's Equity.
- ☑ (f) Statement of Changes in Subordinated Borrowings.
- ☑ Notes to the Financial Statements.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (To be filed separately)
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (See supplemental report on internal control)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Managers and Member
Legent Clearing LLC
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Legent Clearing LLC (the "Company"), a wholly-owned subsidiary of Legent Group LLC, as of June 30, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Legent Clearing LLC at June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 14 to the financial statements, on June 9, 2010, Legent Group LLC agreed to sell its equity interests in the Company.

Deloitte & Touche LLP

August 27, 2010

LEGENT CLEARING LLC
(A Wholly-Owned Subsidiary of Legent Group LLC)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2010

ASSETS:	
Cash and cash equivalents	$ 3,853,342
Cash and securities segregated in compliance with federal and other regulations	101,507,336
Deposits with clearing organizations	10,139,593
Securities owned — at fair value	2,770,195
Receivable from brokers, dealers and clearing organizations	14,961,777
Receivable from customers	155,960,552
Securities borrowed	3,532,400
Secured demand note receivable	6,000,000
Notes receivable — net of allowance of $4,671,405	3,615,630
Property and equipment — net of accumulated depreciation and amortization of $1,543,407	767,041
Intangible assets — net of accumulated amortization of $2,704,541	2,288,459
Other assets	4,864,551
Total assets	$ 310,260,876
LIABILITIES AND MEMBER'S EQUITY:	
Payable to customers	$ 219,025,631
Securities loaned	39,635,716
Payable to brokers, dealers and clearing organizations	15,321,249
Payables to related parties	498,802
Accounts payable and accrued liabilities	8,724,862
	283,206,260
Subordinated borrowings	17,517,863
Member's equity	9,536,753
Total liabilities and member's equity	$ 310,260,876

See notes to statement of financial condition.

1. BASIS OF PRESENTATION AND NATURE OF OPERATIONS

Basis of Presentation — Legent Clearing LLC (the "Company") is a wholly-owned subsidiary of Legent Group LLC (the "Parent") and is headquartered in Omaha, Nebraska.

Nature of Operations — The Company is a securities broker-dealer and provides clearing services to other broker-dealers on a fully disclosed basis. The Company is required to comply with all applicable rules and regulations of the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and the various securities exchanges in which it maintains membership.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. A significant estimate included in the financial statements is the allowance for doubtful accounts related to notes receivable. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase.

Cash and Securities Segregated in Compliance With Federal and Other Regulations — Cash and securities segregated in compliance with federal regulations consist primarily of qualified deposits in special reserve bank accounts for the exclusive benefit of customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Exchange Act") and other regulations.

Customer Transactions — Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition. Customer securities transactions are recorded on a settlement date basis in the statement of financial condition.

Securities Owned — Securities owned that are readily marketable are valued at fair value based on quoted market prices. Securities owned that are not readily marketable are carried at fair value based on management's estimate of fair value. The change in fair value is included in income for the year. As of June 30, 2010, the Company had securities owned with a fair value of $2,249,110 on deposit with the Options Clearing Corporation (OCC) for option contracts written or purchased in customer accounts. The securities cannot be sold or repledged by the OCC.

Securities Borrowed and Securities Loaned — Securities borrowed and securities loaned transactions are reported as collateralized financings and recorded at the amount of collateral advanced or received. Securities borrowed transactions generally require the Company to deposit cash with the lender. With respect to securities loaned, the Company generally receives collateral in the form of cash in an amount

in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Property and Equipment — Property and equipment is recorded at cost less allowances for depreciation and amortization. Depreciation is computed using the straight-line method over the remaining useful lives of the assets, ranging from 3 to 7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the life of the lease.

Income Taxes — The Company and its Parent have elected, under the provision of the Internal Revenue Code, to be treated as a Limited Liability Company. The income and losses of the Company and its Parent are passed through to the member who incurs the tax obligation or receives the tax benefit. The Company's open tax years for federal and state income tax purposes are calendar year 2007 through 2010. It is the policy of the Company to recognize accrued interest and penalties related to uncertain tax positions in income tax expense.

Intangible Assets and Long-Lived Assets — The Company reviews its long-lived assets and customer relationship intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company evaluates recoverability by comparing the estimated undiscounted future cash flows associated with the asset to the asset's carrying amount. There were no impairments of intangible assets or long-lived assets in the year ended June 30, 2010. Client relationship intangible assets are being amortized over a period of 10 years.

Notes Receivable — The notes receivable are carried at the unpaid principal balance, net of an allowance for doubtful accounts. Notes receivable represent balances due or note arrangements with the Company's correspondent broker dealers. The Company evaluates the collectability of the notes and establishes an allowance if one is deemed necessary. As of June 30, 2010, the Company's allowance for doubtful accounts was $4,671,405. The notes have maturity dates ranging from one to ten years and interest rates ranging from 6% to 10%.

Recently Adopted Accounting Pronouncements — In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 105 ("ASC Topic 105") also known as the "Codification", which supersedes all existing accounting standard documents and has become the single source of authoritative non-governmental U.S. GAAP. All other accounting literature not included in the Codification is considered non-authoritative. The Codification was implemented on July 1, 2009 and became effective for interim and annual periods ending after September 15, 2009. All accounting references have been updated, and therefore previous accounting standard references have been replaced with ASC references.

On July 1, 2009, the Company adopted FASB Interpretation 48 ("FIN 48"), "*Accounting for Uncertainty in Income Taxes*" which has been codified in FASB ASC 740. This standard defines the threshold for recognizing the benefits of tax positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. The Company has determined that no material uncertain tax positions exist as of June 30, 2010.

In January 2010, the FASB amended the disclosure guidance related to fair value measurements. The amended disclosure guidance requires new fair value measurement disclosures and clarifies existing fair value measurement disclosure requirements. The Company's disclosures about fair value measurements will reflect the adoption of the amended disclosure guidance related to disclosures about purchases, sales, issuances and settlements of Level 3 instruments in the fiscal year ending June 30, 2012. The Company's disclosures about fair value measurements will reflect the adoption of the remaining disclosure guidance in the fiscal year ending June 30, 2011.

3. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Receivable from and payable to brokers, dealers, and clearing organizations are comprised of the following as of June 30, 2010:

Receivable:	
Brokers and dealers	$ 6,917,415
Clearing organizations	98,253
Securities failed to deliver	7,946,109
	$14,961,777
Payable:	
Brokers and dealers	$ 775,764
Clearing organizations	3,798,743
Securities failed to receive	10,746,742
	$15,321,249

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is categorized into three levels based on the inputs as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company does not own any Level 1 assets or liabilities.

Level 2 — Inputs are inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs. The Company's Level 2 assets and liabilities include debt obligations of U.S. government and agency entities.

Level 3 — Inputs are unobservable inputs for the asset or liability and typically reflect the Company's assumptions that it believes market participants would use in pricing the asset or liability. This category includes unregistered equity securities.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

At June 30, 2010, the Company's assets measured at fair value consist of the following:

Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Equities	$ -	$ -	$521,764	$ 521,764
U.S. Government and agency securities	-	2,248,431	-	2,248,431
Securities owned	$ -	$2,248,431	$521,764	$2,770,195

The fair value of the Company's financial instruments reflected in the statement of financial condition (consisting of primarily receivables from and payables to brokers, dealers and clearing organizations and customers, securities borrowed and loaned) except for notes receivable, secured demand note receivable, and subordinated borrowings, approximates the carrying value due to the short-term nature of the financial instruments and repricing characteristics of the financial instruments. Based on the nature of the notes receivable, secured demand note receivable and subordinated borrowings, the Company has concluded that it is not practicable to determine the fair value of these financial instruments.

5. INTANGIBLE ASSETS

The Company tests customer relationship intangible assets for impairment on at least an annual basis. There was no impairment of customer relationship intangible assets as a result of an impairment test in fiscal year 2010. Customer relationships are being amortized over a period of 10 years.

Intangible assets:	
Customer relationships	$4,993,000
Less accumulated amortization	(2,704,541)
Intangible assets — net	$2,288,459

6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2010:

Furniture and equipment	$ 1,525,290
Leasehold improvements	184,603
Software	600,555
	2,310,448
Less accumulated depreciation and amortization	(1,543,407)
	$ 767,041

7. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1 of the Exchange Act). Under this rule, the Company has elected to operate under the alternate method and is required to maintain minimum net capital of $250,000 or 2% of aggregate debit balances arising from client transactions, as defined. On June 30, 2010, the Company had net capital of $14,392,263 which was $11,170,624 in excess of the required net capital requirement of $3,221,639. The Company's percentage of net capital to aggregate debit items was 8.9%. Under the alternate method, the Company may not repay subordinated debt, pay cash distributions, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

The Company, as a clearing broker, is subject to SEC Customer Protection Rule (Rule 15c3-3 of the Exchange Act) which requires segregation of funds in a special reserve account for the benefit of customers. At June 30, 2010, the Company had segregated cash of $101,506,029 under Rule 15c3-3. On July 2, 2010, a deposit of $9,200,000 was made as the June 30, 2010 deposit requirement was $108,672,965.

Certain broker-dealers have chosen to maintain brokerage customer accounts at the Company. To allow these broker-dealers to classify their assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB). At June 30, 2010, the Company had a PAIB segregated cash balance of $1,307 for PAIB and a PAIB reserve requirement of $0.

8. BENEFIT PLANS

The Company has a 401(k) and profit sharing plan which is made available to all employees. Profit sharing contributions and matching 401(k) contributions are determined at the discretion of the Board of Members and Managers.

9. NOTES PAYABLE TO BANKS

The Company has available uncommitted secured lines of credit of $180,000,000. As of June 30, 2010, there were no borrowings outstanding. These credit facilities bear interest at rates based on the Federal Funds rate.

The Company also has an uncommitted unsecured line of credit in the amount of $5,000,000. As of June 30, 2010, there were no borrowings outstanding. This credit facility bears interest at a rate based on the Federal Funds rate.

10. SUBORDINATED BORROWINGS

The Company has borrowings of $10,500,000 under a subordinated revolving loan facility from the Parent as of June 30, 2010. These borrowings bear interest at a rate of .25% as of June 30, 2010 and mature on dates ranging from October 31, 2010 to May 3, 2011.

The Company has a $6,000,000 secured demand note and collateral agreement with an entity controlled by a certain member of the Parent. The secured demand note payable bears interest of 18% per annum and matures on May 22, 2011. The secured demand note receivable is non-interest bearing and is collateralized by cash and marketable equity securities with an estimated fair value of $9,145,422. During fiscal 2010, the Company entered into a subordinated borrowing of $1,017,863 with an entity controlled by a certain member of the Parent, through the conversion of an existing payable to this entity. This borrowing bears interest at a rate based on the prime rate plus 1% (4.25% as of June 30, 2010) and matures on April 15, 2011.

The secured demand note and the borrowings have been approved by FINRA as subordinated debt available in computing net capital under Rule 15c3-1. These debt facilities are subordinated to the claims of general creditors and to the extent that these debt facilities are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. FINRA requires more than six months advance notification of intent not to extend the maturity of a subordinated loan agreement. The Company made no such notifications through August 27, 2010.

11. COMMITMENTS AND CONTINGENCIES

The Company leases office space and computer equipment under operating leases, which expire at varying dates from April 2013 to March 2016.

Following is a schedule of the remaining lease payments:

Years Ending June 30	
2011	$ 617,114
2012	367,104
2013	299,003
2014	72,139
2015	72,139
Thereafter	54,104
Total minimum obligations	$1,481,603

The Company is subject to lawsuits, arbitration, claims, and other legal proceedings in connection with its business. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's statement of financial condition. Management is of the opinion that the Company has adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent and the outcome of these pending proceedings is not likely to have a material adverse effect on the statement of financial condition of the Company. However, the Company is unable to predict the outcome of these matters.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome of these matters.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's clearing agreements with broker-dealers for which it provides clearing services indemnify the Company if customers fail to satisfy their contractual obligation.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy to review, as necessary, the credit standing of each counterparty.

The Company temporarily loans securities to other broker-dealers in connection with its business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral when necessary.

The Company temporarily borrows securities from other broker-dealers in connection with its business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the fair value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring collateral to be returned by the counterparties when necessary.

As of June 30, 2010, non-customer and customer margin securities of approximately $137,012,312, stock borrowings of approximately $3,380,104, and securities held as collateral for a secured demand note of $7,162,599 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company utilized $52,335,515 of these available securities as collateral for bank lines of credit, $36,803,758 as collateral for securities loaned, and $21,828,153 for OCC margin requirements as of June 30, 2010.

The Company provides guarantees to securities clearinghouses and exchanges. Under related agreements, the Company is generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

13. RELATED PARTY TRANSACTIONS

As of June 30, 2010, the Company had payables to the Parent of $220,500. The Company also had subordinated borrowings of $10,500,000 with the Parent as of June 30, 2010.

As of June 30, 2010, the Company had $278,268 of payables to, a $6,000,000 secured demand note receivable from and a $6,000,000 secured demand note payable to, and subordinated borrowings of $1,017,863 with an entity controlled by a certain member of the Company's Parent.

14. PENDING TRANSACTION

On June 9, 2010, the Parent and the controlling member of the Parent, entered into a Purchase Agreement (the " Purchase Agreement") with United Western Bancorp, Inc. ("UWBI"), and its wholly owned subsidiary, United Western Bank, a federal savings bank (the "Bank"), pursuant to which, among other things, the Bank has agreed to purchase from the Parent, and the Parent has agreed to sell to the Bank, all of the outstanding equity interests in the Company. The transaction is subject to regulatory approval. In addition, the Purchase Agreement contains certain restrictive covenants that are applicable until the transaction is completed. The effects of this transaction have not been reflected in the statement of financial condition as of June 30, 2010.

15. SUBSEQUENT EVENTS

Subsequent events related to the statement of financial condition have been evaluated for recording or disclosure through the issuance of the statement of financial condition. The Company has determined that there are no material events that require adjustment to the recorded amounts or disclosures.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

August 27, 2010

Legent Clearing LLC
Omaha, Nebraska

In planning and performing our audit of the financial statements of Legent Clearing LLC (the "Company") as of and for the year ended June 30, 2010 (on which we issued our report dated August 27, 2010 and such report expressed an unqualified opinion, and included an explanatory paragraph regarding Legent Group LLC's sale of its equity interests in the Company, on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives. However, on March 21, 2010, May 27, 2010, and June 8, 2010, the Company filed notices with the SEC and Financial Industry Regulatory Authority, Inc. ("FINRA") describing instances of noncompliance with the Company's reserve requirement under Rule 15c3-3. In addition, certain errors were identified in the Company's calculation of net capital in accordance with Rule 15c3-1 as of April 30, 2010. Such errors did not impact the Company's compliance with the minimum net capital required by Rule 15c3-1. The reserve deficiencies and net capital calculation errors were remedied by the Company and policies and procedures were implemented by the Company to prevent future instances of noncompliance with Rule 15c3-3 and Rule 15c3-1.

This report is intended solely for the information and use of the Board of Members and Managers, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP